Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling[5]	The Landmark
David Patrick Eich[1,4,5]	15 Queen’s Road Central
Douglas S. Murning[5]	Hong Kong
Nicholas A. Norris[5]
John A. Otoshi[3]	Telephone: +852 3761 3300	David T. Zhang
Jamii Quoc[7]	Facsimile: +852 3761 3301	To Call Writer Directly:
Jesse D. Sheley[1]		+852 3761 3318
Steven Tran[5,6]	www.kirkland.com	david.zhang@kirkland.com
Dominic W.L. Tsun[3,5]
Li Chien Wong
Ashley Young[5]
David Yun[5,6]

Registered Foreign Lawyers
Pierre-Luc Arsenault[3]
Christopher Braunack[5]
Albert S. Cho[3]
Liu Gan[2]	June 6, 2013
Benjamin Su3
Shichun Tang[3]
David Zhang[3]
Fan Zhang[1]

VIA EDGAR

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	WSP Holdings Limited
Amended Schedule 13E-3
Filed May 20, 2013
File No. 005-83618

Dear Mr. Duchovny:

On behalf of WSP Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 30, 2013 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-83618 (the “Schedule 13E-3”) filed on May 20, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Capitalized words used herein shall have the same meaning as defined in the Schedule 13E-3.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

1. Admitted in the State of Illinois (U.S.A.)

2. Admitted in the Commonwealth of Massachusetts (U.S.A.)

3. Admitted in the State of New York (U.S.A.)

4. Admitted in the State of Wisconsin (U.S.A.)

5. Admitted in England and Wales

6. Admitted in New South Wales (Australia)

7. Admitted in Victoria (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Mr. Longhua Piao, Expert Master Holdings Limited, UMW China Ventures (L) Ltd., UMW Petropipe (L) Ltd., UMW Holdings Berhad, Mr. Jubao Xie, H.D.S. Investments LLC or their or the Special Committee’s respective advisors, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 35

1.                                      Revise your disclosure to include the substance of your response to prior comment 1 in our May 10, 2013 comment letter.

In response to the Staff’s comment, the Company has revised its disclosure to include the substance of its response to prior comment 1 in the Staff’s May 10, 2013 comment letter.  Please refer to pages 36 and 42 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 47

2.                                      We note the revisions made in response to prior comment 2 in our May 10, 2013 comment letter. Revise your disclosure to describe how Houlihan Lokey determined the ranges of multiples used in the Selected Companies and Selected Transactions analyses and the issues noted below. We note that many of the comparable companies or transactions had multiples above the top or below the bottom of each selected range. We further note that the top of the range of the Implied Enterprise Value to CY 2013 revenues in the Selected Companies analysis is below the median result as is the implied transaction value as a multiple of LTM revenue in the Selected Transactions analysis.

In response to the Staff’s comment, the Company has revised the disclosure to reflect how Houlihan Lokey selected the multiples used in its selected companies and selected transactions analyses.  Please refer to pages 52 and 54 of the Revised Proxy Statement.  With respect to the balance of the Staff’s comment, the Company notes the Staff’s observations, but believes that, since no company or transaction is identical, it is customary for a financial advisor to select a range of multiples that, in its professional judgment, is not necessarily identical to the full observed range or is otherwise moderated relative to the high, low, mean or median multiples or results observed.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344 or Pierre-Luc Arsenault at (852) 3761-3365.

Sincerely,

/s/ David T. Zhang
David T. Zhang
of Kirkland & Ellis

cc:	Dennis D. Zhu - WSP Holdings Limited
Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP